Exhibit 99.1

Hydro One Limited Announces Voting Results from Annual Meeting of Shareholders

TORONTO, June 5, 2024 – Hydro One Limited (Hydro One) (TSX: H), in accordance with Toronto Stock Exchange requirements, announced the voting results from its annual meeting of shareholders (AGM) held virtually on June 5, 2024.

A total of 492,430,079 shares representing 82.15% of Hydro One’s issued and outstanding common shares were voted in connection with the meeting. Shareholders voted in favour of all items of business put forth at the meeting as follows:

Election of Directors

Each of the 11 director nominees listed in the information circular for the 2024 AGM was elected as a director of Hydro One to serve until the next annual meeting of shareholders or until their respective successors are elected or appointed.

Director	Votes For (Percent)	Votes Withheld (Percent)
Cherie Brant	99.58%	0.42%
David Hay	99.19%	0.81%
Timothy Hodgson	99.06%	0.94%
David Lebeter	99.96%	0.04%
Stacey Mowbray	99.03%	0.97%
Mitch Panciuk	99.75%	0.25%
Mark Podlasly	99.62%	0.38%
Helga Reidel	99.76%	0.24%
Melissa Sonberg	99.26%	0.74%
Brian Vaasjo	99.93%	0.07%
Susan Wolburgh Jenah	99.48%	0.52%

Appointment of External Auditors

KPMG LLP was appointed as Hydro One’s external auditors for the ensuing year and the directors were authorized to fix their remuneration.

Votes For (Percent)	Votes Withheld (Percent)
99.35%	0.65%

Advisory Resolution on Approach to Executive Compensation

The advisory resolution on Hydro One’s approach to executive compensation was approved.

Votes For (Percent)	Votes Against (Percent)
96.85%	3.15%

Hydro One Limited (TSX: H)

Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with approximately 1.5 million valued customers, approximately $32.8 billion in assets as at December 31, 2023, and annual revenues in 2023 of approximately $7.8 billion.

Our team of approximately 9,700 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2023, Hydro One invested approximately $2.5 billion in its transmission and distribution networks, and supported the economy through buying approximately $2.5 billion of goods and services.

We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives.

Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.hydroone.com, www.sedarplus.com or www.sec.gov.

Forward-Looking Statements and Information:

This press release may contain “forward-looking information” within the meaning of applicable securities laws. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “can”, “believe”, “seek”, “estimate”, and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR+ at www.sedarplus.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.

For further information, please contact:

Investors:

Omar Javed, Vice President, Investor Relations

investor.relations@hydroone.com

416-345-5943

Media:

Media Relations

Media.relations@hydroone.com

1-877-506-7584 (toll-free Ontario only) or 416-345-6868